SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 15, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 15, 2023.

Av. Eduardo Madero 1182 – C1106ACY Ciudad Autónoma de Buenos Aires República Argentina 0810-555-2355 www.macro.com.ar

Autonomous City of Buenos Aires, March 15th 2023.

To

CNV/BYMA/MAE

Re.: Relevant Event

Dear Sirs,

We write to you in order to inform that on the date hereof Mr. Delfín Jorge Ezequiel Carballo has communicated his resignation as Regular Director and Chairman through the attached letter.

We further inform that on the date hereof Mr. Alan Whamond has communicated his resignation as Alternate Director stating such resignation is for personal reasons.

The Board of Directors, at the meeting held on the date hereof, accepted the resignations submitted and resolved that Mr. Jorge Pablo Brito shall hereinafter act as Chairman of the Board and Mr. Carlos Alberto Giovanelli as Vice Chairman.

Sincerely,

Jorge Francisco Scarinci

Head of Market Relations

Buenos Aires, March 15th 2023

To the

Directors of Banco Macro S.A.

Dear Sirs,

I write to you in order to inform that I have decided to submit my resignation as Director of this company, an office for which I had the honor of being designated by the General Shareholders’ Meeting held in the month of April 2021. In addition I request that such resignation be discussed forthwith at the meeting to be held on the date hereof and, if accepted, proceed to incorporate it into the relevant notice of the Shareholders’ Meeting under the item of the Agenda related with the designation of authorities, the designation of an additional regular Director to complete the term of office.

I have meditated on this decision, a decision that is a consequence of certain events and circumstances I explain below:

The first reason is that I quit because I can. This is this way because the Bank is currently in an increasingly good situation as shown by its solvency, liquidity and other indicators usually used by analysts and investors in order to determine the sustainability of a financial entity. Also because I feel proud of the professional capacity of my colleagues in the Board of Directors, as well as of that of those who compose the entity’s top management; so I have no doubt of their capacity to lead the Bank’s destinies with the same efficiency as that with which they have been managed up to date.

In addition, I submit my resignation because I think I must do it. The reason for this is that having reached the age of 70 and 48 years working in the industry, I believe it is time to retire, although, on my opinion, I am in a good moment of my career, a situation I think is the best to take this step.

Finally, I submit my resignation because for the sake of pursuing my professional goals, I postponed other I intend to accomplish.

Notwithstanding the above, it is still a difficult decision to make, since I have deep affection for Banco Macro and its people.

I wish to make clear that this resignation does not imply a final separation and since I am one of the main shareholders, owning a significant participating interest, which, the same as the Brito family, I have increased in the past months, I am obliged to follow closely the evolution of the business and remain available to collaborate with the adoption of any strategic decisions.

I wish to thank you all for the important collaboration received from all of you and please do not hesitate to contact me any time.

Sincerely,

Delfín Jorge Ezequiel Carballo.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 15, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer